[redacted]

09056159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 42022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADING SERVICES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 700
(No. and Street)

MEMPHIS	TENNESSEE	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILL BESSIRE (901) 761-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name – *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, 30th FLOOR	MEMPHIS	TENNESSEE	38137
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BILL BESSIRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADING SERVICES GROUP, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE H. PEARSON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

William H Bessire
Signature

PRESIDENT
Title

Michelle H Pearson
Notary Public

MY COMMISSION EXPIRES:
May 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING SERVICES GROUP, INC.

Contents

THOMPSON DUNAVANT
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditor's Report

To the Stockholder
Trading Services Group, Inc.
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Trading Services Group, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trading Services Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 financial statements taken as a whole.

Thompson Dunavant PLC

Memphis, Tennessee
February 18, 2009

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901.685.5575 • fax. 901.685.5583 • www.thompsondunavant.com
a Professional Limited Liability Company

TRADING SERVICES GROUP, INC.

Statements of Financial Condition
December 31, 2008 and 2007

Assets

	2008	2007
Current assets		
Cash	$ 295,352	$ 487,692
Accounts receivable	373,401	163,795
Prepaid expenses	-	7,940
Total current assets	$ 668,753	$ 659,427

Liabilities and Stockholder's Equity

	2008	2007
Current liabilities		
Due to parent company	$ 428,588	$ 512,539
Accrued expenses	107,756	15,619
Total current liabilities	536,344	528,158
Commitments and contingencies		
Stockholder's equity		
Common stock, $250 stated value; 1,000 shares authorized, 100 shares issued and outstanding	25,000	25,000
Additional paid-in capital	100,000	100,000
Retained earnings	7,409	6,269
Total stockholder's equity	132,409	131,269
	$ 668,753	$ 659,427

The accompanying notes are an integral
part of these financial statements.

TRADING SERVICES GROUP, INC.

Statements of Income
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 3,267,359	$ 3,012,827
Other	2,230,410	1,885,844
Total revenues	5,497,769	4,898,671
Expenses		
Management fees	3,618,000	3,448,040
Clearing fees	714,712	616,574
Compensation and benefits	811,122	520,063
Administration and other	352,195	313,849
Total expenses	5,496,029	4,898,526
Income before income taxes	1,740	145
Provision for income taxes	600	-
Net income	$ 1,140	$ 145

The accompanying notes are an integral
part of these financial statements.

TRADING SERVICES GROUP, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2007	$ 25,000	$ 100,000	$ 6,124	$ 131,124
Net income for 2007	-	-	145	145
Balances at December 31, 2007	25,000	100,000	6,269	131,269
Net income for 2008	-	-	1,140	1,140
Balances at December 31, 2008	$ 25,000	$ 100,000	$ 7,409	$ 132,409

The accompanying notes are an integral
part of these financial statements.

TRADING SERVICES GROUP, INC.

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,140	$ 145
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(209,606)	26,180
Prepaid expenses	7,940	(7,940)
Due to parent company	(83,951)	246,840
Accrued expenses	92,137	5,250
Net cash provided by (used in) operating activities	(192,340)	270,475
Net increase (decrease) in cash	(192,340)	270,475
Cash at beginning of year	487,692	217,217
Cash at end of year	$ 295,352	$ 487,692

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Trading Services Group, Inc. (the "Company"), a Tennessee corporation, is a wholly-owned subsidiary of Consulting Services Group, LLC ("CSG"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, and is subject to regulation under the Securities Exchange Act of 1934. The Company is an introducing broker.

The Company executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Company's customers.

Accounts receivable

Accounts receivable includes commissions and fee amounts receivable from clearing broker-dealers, and are stated at the amount management expects to collect from balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances not expected to be collected. Based upon management's assessment of the credit history with clearing broker-dealers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Revenue recognition

Commissions and related clearing expenses are recognized on a trade-date basis. Commissions are recorded at gross, and the clearing broker-dealer fees are recorded as expenses in the accompanying statements of income. Other revenue represents special projects performed for clients on a fee basis and is recognized as income when the services are performed.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company has elected to defer the application of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, in accordance with FASB Staff Position No. FIN 48-3. This allows for an effective date of fiscal years beginning after December 15, 2008. FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not file in a particular jurisdiction. Management is currently evaluating the impact, if any, of the adoption of FIN No. 48 on the financial statements.

Note 1 - Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Statement of liabilities subordinated to the claims of general creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented, since no such liabilities existed at December 31, 2008 nor at any time during the year then ended.

Note 2 - Related party transactions

The Company is party to an informal originating fee and management fee arrangement under which CSG provides client referrals, management and support services. Total expenses incurred under this arrangement amounted to $3,618,000 for 2008 and $3,448,040 for 2007.

The Company rents office space and purchases support services, including primarily all personnel services, from CSG. Total expenses incurred for such items amounted to $531,000 for 2008 and $426,000 for 2007. Included in these amounts is rent of $71,000 for 2008 and $60,000 for 2007. The majority of due to parent company at December 31, 2008 and 2007 represents unpaid amounts related to these expenses.

The Company receives solicitation fees for referred clients who invest in funds managed by Centennial Partners, LLC, a company affiliated through common ownership. Total fees received amounted to $992,223 for 2008 and $633,464 for 2007.

Note 3 - Contingencies

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, management believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position or results of operations of the Company.

Note 4 - Employee benefit plan

The Company participates in a qualified 401(k) profit sharing plan maintained by CSG. Employees who are twenty-one years of age with at least six months of employment are eligible to participate. Eligible employees may voluntarily defer a percentage of their compensation, not to exceed maximum limits set by the Internal Revenue Service. Employer matching and nonelective contributions are discretionary.

Note 5 - Income taxes

The provision for income taxes for the year ended December 31, 2008 is comprised of federal income taxes of $600. There was no provision for income taxes for the year ended December 31, 2007.

Note 6 - Net capital and reserve requirements

The Company is required to maintain minimum net capital pursuant to the "Uniform Net Capital Rule" (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a $50,000 minimum. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the Rule. At December 31, 2008 and 2007, the Company's net capital, as defined under the Rule, amounted to $124,310 and $120,147, respectively, which was $74,310 and $70,147, respectively, in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.31 to 1 at December 31, 2008 and 4.40 to 1 at December 31, 2007. Additionally, the Company is required by its clearing agent to maintain net capital of at least $100,000.

Note 7 - Concentration of credit risk

The Company has concentrated its credit risk for cash by maintaining deposits in financial institutions within its geographic region which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk to cash.

Note 8 - Subsequent event

Effective January 1, 2009, Trading Services Group, Inc. was converted to Trading Services Group, LLC through an exchange of Company shares for membership units. Simultaneous with the conversion, CSG contributed all of its membership units of TSG to CSG Holdings, LLC.

SUPPLEMENTAL INFORMATION

TRADING SERVICES GROUP, INC.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2008

Computation of Net Capital

Total stockholder's equity	$	132,409
Less nonallowable assets:		
Accounts receivable		8,099
2% haircut on securities (pursuant to Rule 15c3-1)		-
Net capital	$	124,310

Computation of Aggregate Indebtedness

Due to parent company	$	428,588
Accrued expenses		107,756
Total aggregate indebtedness	$	536,344

Computation of Basic Net Capital Requirement

Minimum net capital requirement, greater of $50,000 or 6.67% of aggregate indebtedness	$	50,000
Net capital in excess of minimum requirement		74,310
Net capital as computed above	$	124,310
Ratio of aggregate indebtedness to net capital		4.31

No material differences exist between the above computations and the corresponding computations most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2008.

TRADING SERVICES GROUP, INC.
Schedule II - Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
December 31, 2008

Exemption Under Section (k)(2)(ii) has been Claimed

The Company is not required to file this schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis through clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

To the Stockholder
Trading Services Group, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Trading Services Group, Inc. (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of its internal control, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thompson Dunavant PLC

Memphis, Tennessee
February 18, 2009

TRADING SERVICES GROUP, INC.

Financial Statements
and Supplemental Information
For the Years Ended December 31, 2008 and 2007